UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech today announced that it has received approval from Health Canada to market a new premixed configuration of CoSeal®; the same formulation that was approved by the U.S. FDA and the European Community earlier this year.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:October 8, 2003	By: /s/ David M. Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
WEDNESDAY OCTOBER 8, 2003

ANGIOTECH RECEIVES CANADIAN APPROVAL FOR NEW PREMIX
COSEAL® SURGICAL SEALANT

Vancouver, BC – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) today announced that it has received approval from Health Canada to market a new premixed configuration of CoSeal®; the same formulation that was approved by the U.S. FDA and the European Community earlier this year.  CoSeal® is a novel, fully synthetic surgical sealing agent designed to optimize healing by rapidly sealing tissue surfaces, suture lines and synthetic grafts. The new premixed CoSeal® affords more flexibility to surgeons; it is simpler to use, can be stored at room temperature, and has a two-hour lifespan once activated.

CoSeal® is the first fully synthetic vascular sealing agent approved by the U.S. Food and Drug Administration (FDA), and has been sold in the United States since February 2002. CoSeal® is approved for use in the United States, Canada and Europe for vascular reconstructions to mechanically seal areas of leakage from the blood vessel.

Angiotech began a pulmonary sealant study in Europe in February 2003 evaluating CoSeal® in the prevention of air leaks in the lung after surgery.  Angiotech believes a positive study outcome will permit a European label expansion, allowing CoSeal® to be used in pulmonary surgery for the prevention of air leaks. Data available from the U.S. indicates that there are approximately 100,000 lung resections carried out annually as a result of lung cancer, emphysema and other lung ailments.

Angiotech is in the business of enhancing the performance of medical devices and surgical implants through the innovative use of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

CoSeal® is a registered trademark of Cohesion Technologies, Inc., a wholly-owned subsidiary of Angiotech Pharmaceuticals, Inc. Baxter Healthcare Corp. is responsible for selling, marketing, distribution and manufacturing of CoSeal®.

Statements in this press release regarding future developments of CoSeal® and Angiotech or Baxter managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to realize anticipated sales of CoSeal® ; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; difficulties or delays in obtaining regulatory approvals to market products and services resulting from Angiotech’s development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Angiotech Pharmaceuticals Contact:

Ian Harper (investors & media) ext. 6933

Rui Avelar (analysts) ext. 6996

Phone: (604) 221-7676